Exhibit 1.5

CDC Corporation Withdraws Proposal to Onyx

Atlanta, January, 20, 2006 CDC Corporation (NASDAQ: CHINA; website: www.cdccorporation.net) today announced that it has withdrawn its proposal for a proposed strategic transaction involving a combination of CDC Software with Onyx Software Corporation.

While CDC Corporation continues to believe that a strategic combination would be highly complimentary, would generate substantial synergies and optimize value for both CDC Corporation and Onyx shareholders, it has now concluded that it would be prudent to discontinue its pursuit of a business combination between CDC Software and Onyx. The execution risks of the proposed transaction are heightened given the circumstances including the lack of receptiveness by Onyx’s management and board and uncertainty of the Onyx business prospects. CDC is therefore unwilling to offer a cash or share premium to the Onyx shareholders at this time given that the valuation is already significantly higher than when CDC first approached Onyx with its proposal .

“We appreciated that some of Onyx’s largest shareholders took the time to listen to our proposal and we found the dialogue very helpful. However, given the circumstances and our inability to have discussions with any of Onyx’s board members, we have reluctantly decided that it is time to move on and we will now examine other options and opportunities to grow and improve the operating fundamentals of CDC Software as part of our continuing effort to unlock value for our shareholders,” stated Mr. Steven Chan, Acting CEO, CDC Corporation “As part of this initiative, we have recently announced our purchase of the assets of JRG Software Inc, a leader in on-demand supply chain planning solutions delivered as Software as a Service and we have commenced discussions for several other complimentary and accretive acquisitions.”

“In today’s rapidly consolidating enterprise application market place, we believe that there will be complimentary enterprise software providers whose board and management will have the vision to see the logic of creating a clear market leader with a strong global customer base and product offering,” continued Mr. Chan. “A combination with CDC Software will bring size, scale, breadth of product line and financial viability to any potential partner, given CDC Corporation’s net cash balance of US$212.5 million.”

About CDC Corporation

CDC Corporation (NASDAQ: CHINA) is focused on enterprise software, mobile applications and online games. As part of its strategic review, the company has reorganized into two primary operating business units, CDC Software and China.com Inc.

For more information about CDC Corporation, please visit the website: http://www.cdccorporation.net.

About CDC Software

CDC Software, the software unit of CDC Corporation, offers a broad range of software solutions for mid-sized enterprises. These products are utilized by approximately 4,000 customers worldwide.

For more information about CDC Software, please visit the website: www.cdcsoftware.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements relating to the effects of corporate restructurings and strategic initiatives at the company, anticipated consummation of a strategic transaction, and further actions to be taken following consummation of such a transaction. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, including the following: whether any anticipated strategic initiatives are ever consummated; the final structure of any proposed transaction; the ability to realize strategic objectives by taking advantage of market opportunities in targeted geographic markets; the ability to make changes in business strategy, development plans and product offerings; the ability to integrate operations or new acquisitions in accordance with the company’s business strategy; and the effects of restructurings and rationalization of operations. Further information on risks or other factors that could cause results to differ is detailed in filings or submissions with the United States Securities and Exchange Commission made by CDC Corporation in its Annual Report for the year ended December 31, 2004 on Form 20-F/A filed on October 11, 2005. All forward-looking statements included in this press release are based upon information available to management as of the date of the press release, and you are cautioned not to place undue reliance on any forward looking statements which speak only as of the date of this press release. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:
Media Relations Craig Clark, Public Relations Manager Tel: (604) 699 8536 e-mail: cclark@pivotal.com	Investor Relations Scot McLeod, SVP Marketing Tel : (678) 259 8625 e-mail : ScotMcLeod@rossinc.com